Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-271861

Prospectus Supplement No. 1

(To Prospectus dated October 2, 2023)

ECARX Holdings Inc.

23,871,971 CLASS A ORDINARY SHARES UNDERLYING WARRANTS,

291,679,672 CLASS A ORDINARY SHARES AND

8,872,000 WARRANTS TO PURCHASE CLASS A ORDINARY SHARES

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated October 2, 2023 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-271861), as amended and supplemented, including by Post-Effective Amendment No. 1 thereto (Registration Statement No. 333-271861), with the information contained in our Current Reports on Form 6-K, furnished with the Securities and Exchange Commission on November 6, 2023 and November 9, 2023. The Prospectus relates to (i) the issuance by ECARX Holdings Inc. of up to 23,871,971 Class A Ordinary Shares, and (ii) the offer and resale from time to time by the selling securityholders identified in the Prospectus or their pledgees, donees, transferees, assignees or other successors in interest (that receive any of the securities as a gift, distribution, or other non-sale related transfer) of up to (a) 291,679,672 Class A Ordinary Shares (including 8,872,000 Class A Ordinary Shares issuable upon the exercise of the Sponsor Warrants), and (b) up to 8,872,000 Sponsor Warrants.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A ordinary shares and warrants are listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the trading symbols “ECX” and “ECXWW,” respectively. On November 13, 2023, the closing price of our Class A ordinary shares on Nasdaq was $3.32 per share, and the closing price of our warrants on Nasdaq was $0.0303 per warrant.

We may further amend or supplement the Prospectus and this prospectus supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this prospectus supplement and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 12 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 15, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41576

ECARX Holdings Inc.

(Translation of registrant’s name into English)

ECARX office, 2nd Floor South, International House

1 St. Katharine’s Way

London E1W 1UN

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release—ECARX Delivers ADAS Platform to Global Car Manufacturers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECARX Holdings Inc.

By		/s/ Jing (Phil) Zhou
Name	:	Jing (Phil) Zhou
Title	:	Chief Financial Officer

Date: November 06, 2023

ECARX Delivers ADAS Platform

to Global Car Manufacturers

SHANGHAI, China, November 6, 2023 -- ECARX Holdings Inc. (Nasdaq: ECX) ("ECARX"), a global provider of mobility technology, has today announced a new series of Advanced Driver Assistance System (ADAS) enabled products, starting with the ECARX Skyland Pro. It will support drivers as the autonomy of their vehicles increases.

Delivery of this ECARX ADAS platform has already taken place, with the beginning of its mass production marking a significant milestone for the company. Owing to its dual system-on-chip (SoC) architecture, ECARX Skyland Pro delivers exceptional performance, and is supported by a sophisticated safety system.

Empowered by two Black Sesame Huashan-2 A1000 automotive-grade SoCs that deliver a comprehensive computing power of 116 tera operations per second (TOPS) at 8-bit integer (INT8), the high-performance ECARX Skyland Pro enables L2+ advanced driving and parking.

In addition, the ECARX Skyland Pro platform supports industry-leading bird's-eye view (BEV) perception algorithms and a 5R10V sensor configuration. Through continuous over-the-air updates, ECARX Skyland Pro can enable more scenario-based solutions such as urban navigate-on-autopilot (NoA) capability and home-zone park assist (HPA).

Furthermore, ECARX Skyland Pro also boasts the following ADAS features: automatic emergency braking (AEB), lane-keeping assist (LKA), lane departure warning (LDW), blind spot detection (BSD), and electronic stability control (ESC) – all of which have achieved high scores in China - New Car Assessment Program (C-NCAP) preliminary testing under China’s stringent vehicle safety assessment program.

Besides its rich ADAS capabilities, ECARX Skyland Pro combines its dual SoC architecture with BlackBerry’s QNX, AUTOSAR Adaptive Platform and Classic Platform automotive-grade software to provide robust safety features that meet the requirements of global OEMs and regulators.

Testing and validation of system functionalities are major considerations in the development of ADAS solutions. To address these concerns, ECARX provides end-to-end testing, and a validation methodology and toolchain, therefore enabling its partners to significantly shorten the R&D cycle while mitigating risks and ensuring the reliability of ECARX’s ADAS solutions.

The launch of ECARX Skyland Pro will soon be followed by the introduction of ECARX Skyland, a single SoC solution that is able to meet a wider range of OEM needs. Tailored for L2+ ADAS scenarios, ECARX Skyland will allow auto makers to seamlessly combine driving and parking functionalities. Integrating a single Black Sesame Huashan-2 A1000 automotive-grade SoC, ECARX Skyland will enable peak computing power of up to 58 TOPS and support of a 5R6V sensor configuration, to provide more than 20 ADAS feature, including high-speed NoA driving assistance, automated parking assist (APA), and remote parking assist (RPA).

The mass production of ECARX Skyland Pro and the ECARX Antora 1000 Pro computing platforms has begun as ECARX delivers on its commitment to provide a comprehensive suite of automotive intelligence solutions that seamlessly merge outstanding performance with enhanced security. Through the ECARX Skyland series, car manufacturers will be able to effortlessly integrate cutting-edge ADAS capabilities into their vehicles, ultimately providing safe and efficient driving experiences to a broader audience.

About ECARX

ECARX (Nasdaq: ECX) is a global mobility technology provider partnering with OEMs to reshape the automotive landscape as the industry transitions to an all-electric future. As OEMs develop new vehicle platforms from the ground up, ECARX is developing a full-stack solution – central computer, System-on-a-Chip (SoC) and software - to help continuously improve the in-car user experience. To date ECARX products have been integrated into more than 5.2 million cars worldwide, and it continues to shape the interaction between people and vehicles by rapidly advancing the technology at the heart of smart mobility.

ECARX was founded in 2017 and today we have around 2,000 team members. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group – one of the largest automotive groups in the world, with ownership interests in international brand OEMs including Lotus, Lynk & Co, Polestar, smart and Volvo Cars

Forward-Looking Statements

This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management, appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects,” “intends,” “anticipates,” “estimates,” “predicts,” “believes,” “should,” “potential,” “may,” “preliminary,” “forecast,” “objective,” “plan,” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

Investor Contacts:
ir@ecarxgroup.com

Media Contacts:
ecarx@blueshirtgroup.com

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-41576

ECARX Holdings Inc.

(Translation of registrant’s name into English)

ECARX office, 2nd Floor South, International House

1 St. Katharine’s Way

London E1W 1UN

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release — ECARX Announces Third Quarter 2023 Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECARX Holdings Inc.

	By		/s/ Jing (Phil) Zhou
	Name	:	Jing (Phil) Zhou
	Title	:	Chief Financial Officer

Date: November 9, 2023

Exhibit 99.1

ECARX Announces Third Quarter 2023 Financial Results

London, UK, November 9, 2023 — ECARX Holdings Inc. (Nasdaq: ECX) ("ECARX" or the “Company”), a global mobility tech provider, today announced unaudited financial results for the quarter ended September 30, 2023.

“With revenue up 50% year-on-year, ECARX has delivered yet another quarter of robust growth, driven by growing demand for increasingly sophisticated digital cockpit solutions,” said ECARX Chairman and CEO Ziyu Shen. “Our vertically integrated technology stack offers automakers flexible solutions that are fully customizable, enabling them to precisely tailor the customer experience. Together with the significant investments that we have made, this has helped us diversify our product portfolio and continue expanding our customer base beyond the Geely Group, and grow our business outside China. With six new design wins for flagship car models, we have set the foundations for long-term sustainable growth. As the automotive industry moves towards an all-electric, software-defined future, we are strengthening our strategic alliances with leading tech companies to support our customers in their global transformation.”

Third Quarter 2023 Financial Results:

•	Total revenue of RMB1,080.0 million (US$148.0 million), up 50% year-over-year (“YoY”).

◦	Sales of goods revenue of RMB734.2 million (US$100.6 million), up 38% YoY, primarily driven by the ramp-up of new digital cockpit sales volumes and the shift in portfolio revenue mix from infotainment head units (IHUs) to digital cockpits, which have a higher total revenue per unit.

◦	Software license revenue of RMB136.6 million (US$18.7 million), up 73% YoY, mostly due to revenue generated from two procurement framework agreements for platform software and intellectual property licenses.

◦	Service revenue of RMB209.2 million (US$28.7 million), up 92% YoY, mostly due to the number and/or value of contracts completed this quarter compared to the same period last year.

•	Total cost of revenue was RMB749.1 million (US$102.7 million), up 29% YoY, primarily driven by an increase in sales volume of new digital cockpits which have a higher total cost per unit.

•	Gross profit of RMB330.9 million (US$45.3 million), up 140% YoY, giving a gross margin of 31%.

•	Research and development expenses were RMB309.3 million (US$42.4 million), up 71% YoY as we continue to invest in our core product roadmap and international research and development expansion.

•	Selling, general and administrative expenses and others, net were RMB260.2 million (US$35.7 million), up 42% YoY, primarily driven by our international expansion that started towards the end of Q3’2022 and higher share-based compensation expense during the quarter.

•	Net loss of RMB281.2 million (US$38.6 million), up 8% YoY and 47% quarter-over-quarter (“QoQ”). The QoQ movement was primarily attributed to higher share-based compensation expense during the quarter, foreign currency exchange gains/losses and fair value changes to certain financial instruments.

•	Adjusted EBITDA (non-GAAP) loss of RMB178.6 million (US$24.6 million), an improvement from a loss of RMB180.6 million from the same period last year.

•	Total cash of RMB687.6 million (US$94.2 million), including RMB52.5 million (US$7.2 million) in restricted cash, as of September 30, 2023.

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Third Quarter 2023 Operation and Product Updates:

•	Expanding global customer base and partnerships

◦	Volvo EX30 equipped with ECARX Cloudpeak began production in September 2023 and will be launched globally in late 2023.

◦	Collaborated with Mobileye to develop fully integrated driver assist solution that will make its global debut in the Polestar 4 electric SUV coupé.

◦	Six design wins during the quarter for flagship car models that will utilize ECARX self-developed Antora 1000, Antora 1000 Pro, and Makalu platforms.

◦	Over 5.6 million vehicles on the road with ECARX products as of September 30, 2023.

•	Diversifying portfolio of products that meet international standards

◦	ECARX Skyland Pro ADAS Platform, its first-generation autonomous driving control unit with L2+ capabilities, integrated into recently launched Lynk & Co 08.

◦	ECARX Cloudpeak was awarded the EAL4 certification for information security by the China Cybersecurity Review Technology and Certification Center.

# # #

Conference Call and Webcast Details

ECARX will host a webcast of its earnings conference call today, Thursday, November 9, 2023, at 8:00 a.m. EST. To access the webcast, visit the News and Events section of the ECARX Investor Relations website, or visit the following link – https://edge.media-server.com/mmc/p/j6amxp7p

To join the earnings call by telephone, participants must preregister at https://register.vevent.com/register/BIca3aeab3f7a045b4b36b192ee69f1a4e to receive dial-in information.

A replay of the webcast and presentation materials will be available on the Company’s Investor Relations website under the results and reports section following the event.

About ECARX

ECARX (Nasdaq: ECX) is a global automotive technology provider with the capabilities to deliver turnkey solutions for next-generation smart vehicles, from the system on a chip (SoC), to central computing platforms, and software. As automakers develop new electric vehicle architectures from the ground up, ECARX is developing full-stack solutions to enhance the user experience, while reducing complexity and cost.

Founded in 2017 and listed on the Nasdaq in 2022, ECARX now has over 2,000 employees based in 11 major locations in China, UK, USA, Sweden, Germany and Malaysia. The co-founders are two automotive entrepreneurs, Chairman and CEO Ziyu Shen, and Eric Li (Li Shufu), who is also the founder and chairman of Zhejiang Geely Holding Group — with ownership interests in global brands including Lotus, Lynk & Co, Polestar, Smart, and Volvo Cars. ECARX also works with other well-known automakers, including FAW and Dongfeng Peugeot-Citroën. To date, ECARX products can be found in over 5.6 million vehicles worldwide.

Forward-Looking Statements

This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.These statements are based on management’s beliefs and expectations as well as on assumptions made by and data currently available to management,appear in a number of places throughout this document and include statements regarding, amongst other things, results of operations, financial condition,liquidity, prospects, growth, strategies and the industry in which we operate. The use of words “expects”, “intends”, “anticipates”, “estimates”, “predicts”, “believes”, “should”, “potential”, “may”, “preliminary”, “forecast”, “objective”, “plan”, or “target”, and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including, but not limited to statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, and the markets in which we operate.

2/8

For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see ECARX’s filings with the U.S. Securities and Exchange Commission. ECARX undertakes no obligation to update or revise and forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Translation of results into U.S. dollars

This announcement contains translations of certain Renminbi (RMB) amounts into U.S dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of Renminbi into U.S. dollars has been made at RMB7.2960 to US$1.00, the noon buying rate in effect on September 30, 2023 as set forth in the H.10 Statistical Release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

Non-GAAP Financial Measure

The Company uses adjusted EBITDA (non-GAAP) in evaluating its operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expenses, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

The Company presents the non-GAAP financial measure because it is used by the management to evaluate the Company’s operating performance and formulate business plans. The Company believes that the non-GAAP measure helps identify underlying trends in its business that could otherwise be distorted by the effects of foreign currency translation and certain expenses that are included in net loss. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

Adjusted EBITDA (non-GAAP) should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of the Company’s operating performance. Investors are encouraged to compare the Company’s historical adjusted EBITDA (non-GAAP) to the most directly comparable GAAP measure, net loss. Adjusted EBITDA (non-GAAP) presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results”set forth at the end of this press release.

Investor Contacts:

Rene Du

ir@ecarxgroup.com

Media Contacts:

ECARX@blueshirtgroup.com

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ECARX Holdings Inc.

Condensed Consolidated Balance Sheets

	As of December 31, 2022	As of September 30 2023 (Unaudited)
Millions, otherwise noted	RMB	RMB	USD
ASSETS
Current assets
Cash	860.5	635.1	87.0
Restricted cash	41.0	52.5	7.2
Accounts receivable – third parties, net	418.2	315.6	43.3
Account receivable – related parties, net	835.3	1,089.0	149.3
Notes receivable	179.1	81.7	11.2
Inventories	182.6	230.9	31.6
Amounts due from related parties	911.7	241.6	33.1
Prepayments and other current assets	424.9	620.5	84.9
Short-term investments	—	73.0	10.0
Total current assets	3,853.3	3,339.9	457.6

Non-current assets
Long-term investments	353.9	318.6	43.7
Operating lease right-of-use assets	99.7	114.3	15.7
Property and equipment, net	139.6	121.6	16.7
Intangible assets, net	44.9	38.4	5.3
Other non-current assets – third parties	26.0	26.9	3.7
Other non-current assets – related parties	213.7	221.6	30.4
Total non-current assets	877.8	841.4	115.5
Total assets	4,731.1	4,181.3	573.1

LIABILITIES
Current liabilities
Short-term borrowings	870.0	1,200.0	164.5
Accounts payable - third parties	1,445.2	1,211.7	166.1
Accounts payable - related parties	241.8	155.7	21.3
Notes payable	168.4	85.2	11.7
Amounts due to related parties	42.8	331.2	45.4
Contract liabilities, current - third parties	4.7	2.9	0.4
Contract liabilities, current - related parties	316.7	421.8	57.8
Current operating lease liabilities	31.1	24.9	3.4
Accrued expenses and other current liabilities	785.3	474.3	65.0
Income tax payable	21.6	20.0	2.7
Total current liabilities	3,927.6	3,927.7	538.3

Non-current liabilities
Contract liabilities, non-current - third parties	0.1	—	—
Contract liabilities, non-current - related parties	282.0	167.2	22.9
Convertible notes payable, non current	439.9	467.8	64.1
Operating lease liabilities, non-current	68.8	102.2	14.0
Warrant liabilities, non-current	16.5	7.0	1.0
Other non-current liabilities	30.7	89.4	12.3
Total non-current liabilities	838.0	833.6	114.3
Total liabilities	4,765.6	4,761.3	652.6

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ECARX Holdings Inc.

Condensed Consolidated Balance Sheets (continued)

	As of December 31, 2022	As of September 30 2023 (Unaudited)
Millions, otherwise noted	RMB	RMB	USD
SHAREHOLDERS' DEFICIT
Ordinary Shares	—	—	—
Additional paid-in capital	5,919.7	6,041.1	828.0
Accumulated deficit	(5,730.2)	(6,375.5)	(873.8)
Accumulated other comprehensive loss	(385.9)	(360.5)	(49.4)
Total deficit attributable to ordinary shareholders	(196.4)	(694.9)	(95.2)
Non-redeemable non-controlling interests	161.9	114.9	15.7
Total shareholders' deficit	(34.5)	(580.0)	(79.5)
Liabilities and shareholders' deficit	4,731.1	4,181.3	573.1

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ECARX Holdings Inc.

Condensed Consolidated Statement of Comprehensive Loss

	Nine Months Ended September 30 (Unaudited)			Three Months Ended September 30 (Unaudited)
	2022	2023	2023	2022	2023	2023
Millions, otherwise noted	RMB	RMB	USD	RMB	RMB	USD
Revenue
Sales of goods revenue	1,390.0	1,998.5	273.9	531.9	734.2	100.6
Software license revenue	157.8	352.2	48.3	78.8	136.6	18.7
Service revenue	486.0	446.7	61.2	109.1	209.2	28.7
Total revenue	2,033.8	2,797.4	383.4	719.8	1,080.0	148.0
Cost of goods sold	(1,097.1)	(1,566.4)	(214.7)	(409.9)	(566.2)	(77.6)
Cost of software licenses	(63.7)	(98.5)	(13.5)	(34.1)	(61.3)	(8.4)
Cost of services	(307.3)	(294.1)	(40.3)	(138.1)	(121.6)	(16.7)
Total cost of revenue	(1,468.1)	(1,959.0)	(268.5)	(582.1)	(749.1)	(102.7)
Gross profit	565.7	838.4	114.9	137.7	330.9	45.3

Research and development expenses	(824.4)	(790.9)	(108.4)	(180.4)	(309.3)	(42.4)
Selling, general and administrative expenses and others, net	(645.3)	(668.0)	(91.6)	(183.7)	(260.2)	(35.7)
Total operating expenses	(1,469.7)	(1,458.9)	(200.0)	(364.1)	(569.5)	(78.1)
Loss from operation	(904.0)	(620.5)	(85.1)	(226.4)	(238.6)	(32.8)

Interest income	8.8	22.9	3.1	3.5	5.0	0.7
Interest expenses	(28.4)	(58.1)	(8.0)	(12.6)	(19.9)	(2.7)
Share of results of equity method investments	(68.3)	(35.7)	(4.9)	(15.8)	(10.3)	(1.4)
Gain on deconsolidation of a subsidiary	72.0	—	—	—	—	—
Foreign currency exchange gains/(losses)	(19.9)	(14.0)	(1.9)	(9.2)	20.7	2.8
Others, net	94.0	13.3	1.8	1.2	(38.1)	(5.2)
Loss before income taxes	(845.8)	(692.1)	(95.0)	(259.3)	(281.2)	(38.6)
Income tax expenses	(9.0)	(0.3)	—	(1.1)	—	—
Net loss	(854.8)	(692.4)	(95.0)	(260.4)	(281.2)	(38.6)
Net loss attributable to non-redeemable non-controlling interests	22.4	47.0	6.4	9.7	16.3	2.2
Net loss attributable to redeemable non-controlling interests	0.5	—	—	—	—	—
Net loss attributable to ECARX Holdings Inc.	(831.9)	(645.4)	(88.6)	(250.7)	(264.9)	(36.4)
Accretion of redeemable non-controlling interests	(0.7)	—	—	—	—	—
Net loss available to ECARX Holdings Inc.	(832.6)	(645.4)	(88.6)	(250.7)	(264.9)	(36.4)
Accretion of Redeemable Convertible Preferred Shares	(276.8)	—	—	(99.0)	—	—
Net loss attributable to ECARX Holdings Inc. ordinary shareholders	(1,109.4)	(645.4)	(88.6)	(349.7)	(264.9)	(36.4)

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ECARX Holdings Inc.

Condensed Consolidated Statement of Comprehensive Loss (continued)

	Nine Months Ended September 30 (Unaudited)			Three Months Ended September 30 (Unaudited)
	2022	2023	2023	2022	2023	2023
Millions, otherwise noted	RMB	RMB	USD	RMB	RMB	USD
Net loss	(854.8)	(692.4)	(95.0)	(260.4)	(281.2)	(38.6)
Other comprehensive loss:
Foreign currency translation adjustments, net of nil income taxes	(489.2)	25.3	3.5	(274.9)	(23.7)	(3.2)
Comprehensive loss	(1,344.0)	(667.1)	(91.5)	(535.3)	(304.9)	(41.8)
Comprehensive loss attributable to non-redeemable non-controlling interests	22.4	47.0	6.4	9.7	16.3	2.2
Comprehensive loss attributable to redeemable non-controlling interests	0.5	—	—	—	—	—
Comprehensive loss attributable to ECARX Holdings Inc.	(1,321.1)	(620.1)	(85.1)	(525.6)	(288.6)	(39.6)

Loss per ordinary share
– Basic and diluted loss per share, ordinary shares	(4.70)	(1.91)	(0.26)	(1.48)	(0.79)	(0.11)
Weighted average number of ordinary shares used in computing loss per ordinary share
– Weighted average number of ordinary shares	236,248,112	337,395,390	337,395,390	236,248,112	337,395,390	337,395,390

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ECARX Holdings Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

Adjusted EBITDA

We use adjusted EBITDA in evaluating our operating results and for financial and operational decision-making purposes. Adjusted EBITDA is defined as net loss excluding interest income, interest expense, income tax expenses, depreciation of property and equipment, amortization of intangible assets, and share-based compensation expenses.

Adjusted EBITDA should not be considered in isolation or construed as alternatives to net loss or any other measures of performance or as indicators of our operating performance. Investors are encouraged to compare our historical adjusted EBITDA to the most directly comparable GAAP measure, net loss. Adjusted EBITDA presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

	Nine Months Ended September 30			Three Months Ended September 30
	2022	2023	2023	2022	2023	2023
Millions, otherwise noted	RMB	RMB	USD	RMB	RMB	USD
Net Loss	(854.8)	(692.4)	(95.0)	(260.4)	(281.2)	(38.6)
Interest income	(8.8)	(22.9)	(3.1)	(3.5)	(5.0)	(0.7)
Interest expense	28.4	58.1	8.0	12.6	19.9	2.7
Income tax expenses	9.0	0.3	—	1.1	—	—
Depreciation of property and equipment	35.9	39.7	5.4	11.5	12.6	1.7
Amortization of intangible assets	17.7	17.8	2.4	5.9	5.8	0.8
EBITDA	(772.6)	(599.4)	(82.3)	(232.8)	(247.9)	(34.1)
Share-based compensation expenses	247.2	121.5	16.7	52.2	69.3	9.5
Adjusted EBITDA	(525.4)	(477.9)	(65.6)	(180.6)	(178.6)	(24.6)

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